Exhibit 99 to Form 4
                               CNE Group, Inc. on
                             Behalf of Kevin J. Benoit


Note 1: The reported securities are included within 1 CNE unit purchased on April 23, 2003 for $50,000 per Unit. Each unit consits of one 10% Subordinated Note due April 22, 2004 in the face amount of $50,000 and 208,290 Class B Cashless Warrants to purchase 208,290 shares of Common Stock, par value $0.00001 per share.

Note 2: The reported securites were returned to the Company and all rights therto were waived by Mr. Benoit.